Exhibit 99.1

For Immediate Release

WESTLAKE CHEMICAL COMMENTS ON

GEORGIA GULF’S REJECTION OF ITS ALL CASH PROPOSAL

HOUSTON, TX, January 17, 2012 – Westlake Chemical Corporation (NYSE: WLK) issued the following statement on Georgia Gulf Corporation’s (NYSE: GGC) rejection of Westlake’s proposal to acquire Georgia Gulf for $30.00 per share in cash and its Board’s decision to adopt a “poison pill”:

“Georgia Gulf’s Board is once again standing in the way of its shareholders receiving immediate value and a substantial premium. Georgia Gulf’s rejection of our proposal and their adoption of a “poison pill” is entirely consistent with its Board’s entrenched approach and refusal to come to the table to negotiate in good faith.

“We have made a fair and compelling proposal that offers superior value to Georgia Gulf shareholders as compared to its existing strategy and standalone share price prospects. We have also repeatedly said we would be willing to consider any opportunities that exist to justify increasing our offer. Unfortunately Georgia Gulf’s Board has refused to allow us to explore these opportunities and has instead insisted on a standstill arrangement that would unreasonably restrain their shareholders’ ability to timely consider our proposal.

“Last night’s response from Georgia Gulf demonstrates why Westlake had no choice other than to take our compelling proposal directly to Georgia Gulf’s shareholders and we urge those shareholders to make it clear to Georgia Gulf’s Board that they should immediately begin negotiations with us about getting a transaction done.”

About Westlake Chemical Corporation

Westlake Chemical Corporation is an international manufacturer and supplier of petrochemicals, polymers and building products with headquarters in Houston, Texas. The company’s range of products includes: ethylene, polyethylene, styrene, propylene, caustic, VCM, PVC resin and PVC building products including pipe, windows and fence. For additional information about Westlake’s proposal, please visit www.WestlakeGGC.AcquisitionProposal.com

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve certain risks and uncertainties. These risks and uncertainties relate to, among other things, (i) successfully completing the proposed transaction or realize the anticipated benefits of a transaction; (ii) obtaining Georgia Gulf stockholder and other approvals for the proposed transaction on the terms proposed and in a timely manner; (iii) achieving our expected financial performance following completion of the proposed transaction; and (iv) the risks and uncertainties inherent in the petrochemicals, polymers and building products industries discussed in our filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote, proxy or approval. No tender offer for the shares of Georgia Gulf has been made at this time. This press release relates to a potential business combination transaction with Georgia Gulf proposed by Westlake. This material is not a substitute for any tender offer statement, proxy statement or any other document which Westlake may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Westlake’s Investor Relations Department, Westlake Chemical Corporation, 2801 Post Oak Blvd., Houston, TX 77056, telephone number (713) 960 9111.

Westlake, the directors and executive officers of Westlake, and other persons may be deemed to be participants in any future solicitation of proxies from Georgia Gulf shareholders in respect of the proposed transaction with Georgia Gulf. Information regarding Westlake’s directors and executive officers is available in Westlake’s Annual Report on Form 10-K for the year ended December 31, 2010. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in future filings relating to the proposed transaction.

Contacts:

Media Inquiries:

David R. Hansen

Westlake Chemical Corp.

713.960.9111

Jim Barron/Robin Weinberg

Sard Verbinnen & Co

212.687.8080

jbarron@sardverb.com/ rweinberg@sardverb.com

Investor Inquiries:

Steve Bender

Westlake Chemical Corp.

713.585.2643

Dan Burch/Charlie Koons

MacKenzie Partners

800.322.2885

dburch@mackenziepartners.com/ ckoons@mackenziepartners.com